SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.)*

Allied Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

019223106

(CUSIP Number)

Eric S. Wagner, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,501,809

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,501,809

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

1,501,809

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.7%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors II, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

207,148

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

207,148

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

207,148

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors (Offshore) Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

730,043

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

730,043

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

730,043

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Asset Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,439,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,439,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

2,439,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.2%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blair E. Sanford

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,439,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,439,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

2,439,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.2%

14.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.	Security and Issuer.

This statement relates to the shares of shares of Common Stock, no par value (“Common Stock”), of Allied Holdings, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 160 Clairemont Avenue, Suite 200, Decatur, Georgia 30030.

ITEM 2.	Identity and Background.
(a)-(c) and (f)	The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are:
•	Burlingame Equity Investors, LP, a Delaware limited partnership (“Onshore Fund”).
•	Burlingame Equity Investors II, LP, a Delaware limited partnership (“Onshore Fund II”).
•	Burlingame Equity Investors (Offshore) Ltd., a Cayman Islands exempted company (“Offshore Fund”).
•	Burlingame Asset Management, LLC, a Delaware limited liability company (“BAM”).
•	Blair E. Sanford, a citizen of the United States (“Mr. Sanford”).

BAM is the general partner of each of the Onshore Fund and Onshore Fund II, and the investment manager of the Offshore Fund. Mr. Sanford is the managing member of BAM. BAM and Mr. Sanford may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Onshore Fund, Onshore Fund II and the Offshore Fund.

The business address of each of the Onshore Fund, Onshore Fund II, BAM and Mr. Sanford is One Market Street, Spear Street Tower, Suite 3750, San Francisco, California 94115.

The business address of the Offshore Fund is c/o Appleby Corporate Services (Cayman) Limited, Clifton House, 75 Fort Street, P.O. Box 1350 GT, George Town, Grand Cayman, Cayman Islands.

The principal business of each of the Onshore Fund, Onshore Fund II and the Offshore Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account.

The principal business of BAM is serving as the general partner of each of the Onshore Fund and Onshore Fund II, and providing investment management services to the Offshore Fund.

Mr. Sanford’s principal occupation is serving as the managing member of BAM.

The Directors and Executive Officers of the Offshore Fund are set forth on Exhibit A attached hereto which is incorporated herein by reference.

(d)          During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The source and amount of funds used by the Onshore Fund in making its purchases of the shares of Common Stock beneficially owned it by the Reporting Persons are set forth below:

SOURCE OF FUNDS	AMOUNT OF FUNDS
Working Capital	$111,555

The source and amount of funds used by the Onshore Fund II in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS	AMOUNT OF FUNDS
Working Capital	$15,424

The source and amount of funds used by the Offshore Fund in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS	AMOUNT OF FUNDS
Working Capital	$54,451
ITEM 4.	Purpose of Transaction.

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. However, the Reporting Persons do not support the Issuer’s Plan of Reorganization (the “Reorganization Plan”) that was effective May 29, 2007, and are examining their options with respect such plan.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate any purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. The Reporting Persons may communicate with the Issuer’s management and/or Board of Directors or with other shareholders to discuss any such purposes, plans or proposals.

Except as set forth herein, none of the Reporting Persons or, to their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that related to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a)           The Reporting Persons beneficially own (as of May 29, 2007, the date the Reorganization Plan was effective):

(i)           The Onshore Fund owns 1,501,809 shares of Common Stock representing 16.7% of all of the outstanding shares of Common Stock.

(ii)          The Onshore Fund II owns 207,148 shares of Common Stock representing 2.3% of all of the outstanding shares of Common Stock.

(iii)         The Offshore Fund owns 730,043 shares of Common Stock representing 8.1% of all of the outstanding shares of Common Stock.

(iv)         BAM may be deemed to be the beneficial owner of the 2,439,000 shares of Common Stock held by the Onshore Fund, Onshore Fund II and the Offshore Fund representing 27.2% of all the outstanding shares of Common Stock.

(v)          Mr. Sanford may be deemed to be the beneficial owner of the 2,439,000 shares of Common Stock beneficially owned by BAM representing 27.2% of all the outstanding shares of Common Stock.

(vi)         Collectively, the Reporting Persons beneficially own 2,439,000 shares of Common Stock representing 27.2% of all of the outstanding shares of Common Stock.

(b)           The Onshore Fund, BAM and Mr. Sanford have shared power to vote or direct the vote of the 1,501,809 shares of Common Stock held by the Onshore Fund.

The Onshore Fund II, BAM and Mr. Sanford have shared power to vote or direct the vote of the 207,148 shares of Common Stock held by the Onshore Fund II.

The Offshore Fund, BAM and Mr. Sanford have shared power to vote or direct the vote of the 730,043 shares of Common Stock held by the Offshore Fund.

The Onshore Fund, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 1,501,809 shares of Common Stock held by the Onshore Fund.

The Onshore Fund II, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 207,148 shares of Common Stock held by the Onshore Fund II.

The Offshore Fund, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 730,043 shares of Common Stock held by the Offshore Fund.

(c)           The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto. No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

(d)	Not applicable.
(e)	Not applicable.
ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Directors and Executive Officers of the Offshore Fund

Exhibit B - Joint Filing Agreement

Schedule 1 – Transactions Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	June 1, 2007

BURLINGAME EQUITY INVESTORS, LP
By: Burlingame Asset Management, LLC, as General Partner

By:	/s/ Blair E. Sanford
Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS II, LP
By: Burlingame Asset Management, LLC, as General Partner

By:	/s/ Blair E. Sanford
Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS (OFFSHORE) LTD.

By:	/s/ Blair E. Sanford
Blair E. Sanford, Director

BURLINGAME ASSET MANAGEMENT, LLC

By:	/s/ Blair E. Sanford
Blair E. Sanford, Managing Member

/s/ Blair E. Sanford
Blair E. Sanford

EXHIBIT A

DIRECTORS AND EXECUTIVE OFFICERS OF

BURLINGAME EQUITY INVESTORS (OFFSHORE) LTD.

1.	Peter M.O. Young, CPA (Director)

c/o BISYS Hedge Fund Services Limited. (Director)

Cayman Corporate Centre

27 Hospital Road

PO BOX 748GT

George Town, Grand Cayman

Cayman Islands

Mr. Young is an Executive Vice President and Principal Operating Officer of BISYS Hedge Fund Services (Cayman) Limited. BISYS Hedge Fund Services (Cayman) Limited is a wholly owned subsidiary of The BISYS Group, Inc. (NYSE: BSG).

2.	Blair E. Sanford (Director - See Item 2)

The Offshore Fund has no executive officers.

EXHIBIT B

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Allied Holdings, Inc. dated as of June 1, 2007 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	June 1, 2007

BURLINGAME EQUITY INVESTORS, LP
By: Burlingame Asset Management, LLC, as General Partner

By:	/s/ Blair E. Sanford
Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS II, LP
By: Burlingame Asset Management, LLC, as General Partner

By:	/s/ Blair E. Sanford
Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS (OFFSHORE) LTD.

By:	/s/ Blair E. Sanford
Blair E. Sanford, Director

BURLINGAME ASSET MANAGEMENT, LLC

By:	/s/ Blair E. Sanford
Blair E. Sanford, Managing Member

/s/ Blair E. Sanford
Blair E. Sanford

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Burlingame Equity Investors, LP during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)

4/19/2007	Common	43,047	$0.1832
4/20/2007	Common	153,737	$0.3776
5/4/2007	Common	50,117	$0.1939
5/7/2007	Common	3,379	$0.2094
5/8/2007	Common	12,091	$0.2062
5/10/2007	Common	1,188	$0.2176
5/10/2007	Common	5,000	$0.2080
5/11/2007	Common	1,995	$0.2125
5/16/2007	Common	30,547	$0.0240
5/17/2007	Common	58,496	$0.0230
5/21/2007	Common	66,193	$0.0255
5/23/2007	Common	460,272	$0.0255
5/24/2007	Common	46,181	$0.0241
5/25/2007	Common	418,708	$0.0255
5/29/2007	Common	150,858	$0.0242

The following transactions were effected by Burlingame Equity Investors II, LP during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)

4/19/2007	Common	5,937	$0.1854
4/20/2007	Common	21,204	$0.3782
5/4/2007	Common	6,583	$0.1959
5/8/2007	Common	2,113	$0.2121
5/10/2007	Common	845	$0.2228
5/16/2007	Common	4,849	$0.0266
5/17/2007	Common	8,069	$0.0246
5/21/2007	Common	9,130	$0.0269
5/23/2007	Common	63,486	$0.0257
5/24/2007	Common	6,370	$0.0262
5/25/2007	Common	57,754	$0.0258
5/29/2007	Common	20,808	$0.0248

The following transactions were effected by Burlingame Equity Investors (Offshore) Ltd. during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)

4/19/2007	Common	21,016	$0.1836
4/20/2007	Common	75,059	$0.3777
5/4/2007	Common	22,300	$0.1943
5/7/2007	Common	1,621	$0.2143
5/8/2007	Common	5,796	$0.2076
5/10/2007	Common	2,967	$0.2101
5/11/2007	Common	3,005	$0.2100
5/16/2007	Common	14,604	$0.0245
5/17/2007	Common	28,435	$0.0232
5/21/2007	Common	32,177	$0.0258
5/23/2007	Common	223,742	$0.0256
5/24/2007	Common	22,449	$0.0245
5/25/2007	Common	203,538	$0.0256
5/29/2007	Common	73,334	$0.0243